
EXCELLENCE


08005425

ธนาคารกสิกรไทย
KASIKORNBANK 泰华农民银行



Adit Laixuthai, Ph.D.
First Senior Vice President

12g3-2(b) File No.82-4922

Ref No. OS.289/2008

October 14, 2008

Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549
U.S.A.

PROCESSED
OCT 2 2 2008
THOMSON REUTERS

SUPPL

Dear Sirs:

We are transmitting herewith, in accordance with our undertakings pursuant Rule 12g3-2 (b) under the United States Securities Exchange Act of 1934, an English language summary of certain information that is being made public in Thailand.

Please arrange for the attached to be placed in our Rule 12g3-2 (b) "file" with the Commission.

Yours sincerely,

Adit Laixuthai
Oct 14, 08

SEC Mail
Mail Processing
Section
OCT 15 2008
Washington, DC
109


EXCELLENCE



ธนาคารกสิกรไทย
KASIKORNBANK 泰华农民银行

Prasarn Trairatvorakul
President

Ref. OS. 2094/2008

October 14, 2008

To: The President
The Stock Exchange of Thailand

Subject : Resignation of Director of KASIKORNBANK PCL

We would like to inform you that Mr. Charles L. Coltman, III, Independent Director of KASIKORNBANK PUBLIC COMPANY LIMITED has submitted his resignation from the position of the Bank's Director, effective on October 13, 2008.

Please be informed accordingly.

Yours sincerely,

Board of Directors and Executive Administration Unit
Office of Corporate Secretary
Tel. 0 2470-2679

END